99.2

Ernst & Young logo here
Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California, 90017-5418
Phone (213) 977-3200
www.ey.com


Report on Management's Assertion on
Compliance with the Minimum Servicing Standards Set Forth in the
Uniform Single Attestation Program for Mortgage Bankers
Report of Independent Accounts

Board of Directors
Fairbanks Capital Corp.

We have examined management's assertion, included in the accompanying report titled Report of Management, that Fairbanks Capital Corp. ("Fairbanks") complied with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers ("USAP") during the year ended December 31, 2003. Management is responsible for Fairbanks' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about Fairbanks' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, including examining, on a test basis, evidence about Fairbanks's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on Fairbanks' compliance with specific requirements.

In our opinion, management's assertion that Fairbanks complied with the aforementioned requirements during the year ended December 31,2003, is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, Audit Committee, management, Fannie Mae, Freddie Mac, Ginnie Mae, and other investors in serviced assets and is not intended to be and should not be used by anyone other then these specified parties.


/s/: Ernst & Young LLP
Ernst & Young LLP

January 19, 2004

A Member, Practice of Ernst & Young Global









FAIRBANKS CAPITAL CORP.

Management's Assertion on Compliance
With the Minimum Servicing Standards Set Forth
In the Uniform Single Attestation Program for Mortgage Bankers
Report of Management


We, as members of management of Fairbanks Capital Corp. (Fairbanks), are responsible for complying with the minimum servicing standards as set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers ("USAP").
We are also responsible for establishing and maintaining effective internal control over compliance with these standards. We have performed an evaluation of Fairbanks' compliance with the minimum servicing standards set forth in USAP as of December
31, 2003 and for the year then ended. Based on this evaluation, we assert that during the year ended December 31, 2003, Fairbanks complied, in all material respects, with the minimum servicing standards set forth in USAP.

As of December 31, 2003 and for the year then ended, Fairbanks had in effect a fidelity bond in the amount of $55,000,000 and an errors and omissions policy in the amount of $20,000,000.



/s/: James H. Ozanne
James H. Ozanne
Chief Executive Officer


/s/: Matthew L Hollingsworth
Matthew L Hollingsworth
Chief Operating Officer


/s/: Barbara K Wing
Barbara K Wing
Senior Vice President and Controller


January 19, 2004


3815 South West Temple Salt Lake City, Utah 84115-4412
P.O Box 65250 Salt Lake City, Utah 84165-0250
Telephone (801) 293-1883  Fax   (801) 293-1297